

February 27, 2015

<u>Via E-mail</u>
A. Scott Dockter
Chief Executive Officer
PureBase Corporation
1670 Sierra Avenue, Suite 402
Yuba City, California 95993

      Re: PureBase Corporation
               Current Report on Form 8-K
               Filed December 24, 2014
               File No. 333-188575

Dear Mr. Dockter:

      We have reviewed your response letter dated February 5, 2015 and have the following comments.

      Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and any information you provide in response to this comments, we may have additional comments.

<u>Cautionary Note About Forward-Looking Statements, page 2</u>

1.   Please remove your reference to reliance on the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Reliance by issuers whose stock is considered "penny stock" is not permitted.

<u>Business of PureBase, page 3</u>

2.   In the first sentence, rather than describing the company as an "exploration and mining company," revise to use the description "exploration-stage" company. In addition, state clearly and prominently that all your operations are exploratory in nature, and that you have no proven or probable reserves of any of the minerals you list. Similarly, revise to avoid the implication that your focus in the immediate and foreseeable future will be on exploitation of known reserves of minerals rather than on exploration. For example, in the first paragraph you state that the company "intends to engage in the identification, acquisition, development, mining and full-scale exploitation of industrial and natural mineral properties. . . ," while you also state that the company "will seek to develop

deposits of pozzolan, white silica, copper and potassium sulfate." We also note that the first half of this section discusses how you hope to exploit such minerals once you discover and mine them, and only later do you get around to discussing the properties you plan to explore.

3. Please revise to include all the information required by Industry Guide 7.

4. Please revise to provide a fuller discussion of the uses of and markets for the minerals you are interested in.

5. Please revise to discuss more specifically the nature of your current activities in each of the properties you discuss, the current state of those activities. Also disclose your business plan with greater specificity, including what steps you intend to take over the next several years, and the expected costs involved with those activities.

6. Revise to delete statistics and other background information that is not directly relevant to your business plan. For example, the first paragraph under the subheading "Agricultural Sector" discusses the economic output of agricultural industries as whole, without any clear tie-in to the minerals you hope to exploit. Similarly, it is not clear that the discussion of fertilizers in general in the following paragraph is directly relevant. Please clarify or delete all such disclosure.

7. You state under "Agricultural Sector" that you intend to "develop innovative solutions. . . for our agricultural customers." Please revise to clarify throughout, if true, that all such developments are conditional on the success of your exploration and mining activities.

8. Please revise to clarify the names given to the three properties discussed. For example, why does the "Long Valley Pozzolan Deposit" bear that name if there are no confirmed deposits?

9. In your discussion of the Snow White Mine, you refer to minerals and ores, such as pumice, tuff/brecia, and perlite, which are not among those that you stated previously that the company had interest in. Please clarify the relevance of these substances to your business plan.

10. You refer to several reports regarding the properties discussed. For example, you mention a "state-sponsored report" which shows that the Long Valley Deposit is "underlain by mineral deposits." Please explain more specifically how such information is pertinent to your claims. If any such reports are material, file them as exhibits.

11. With respect to the Esmerelda County land, you refer to "[t]his deposit of potassium and sulfur," which sounds as though there are proven reserves there. We also note in this regard the statement at the bottom of page 8 that USAM has done extensive research and testing on this deposit. Please revise to clarify.

Risk Factors, page 10

12. Please disclose whether your officers and/or directors have visited your claims, and if so, when and for how long. If they have not visited your claims, please add risk factor disclosure.

13. Please revise to include a risk factor discussing the high rate of failure of mineral exploration companies.

If the company fails to raise additional capital to fund its business growth . . ., page 10

14. Please revise to quantify how much capital you expect to need to raise in the near term.

We may lose rights to properties if we fail to meet payment requirements . . ., page 12

15. Please revise to quantify in general terms the amounts that you are required to pay in order to maintain your rights to the properties. Disclose these amounts in greater detail in the Business or MD&A section.

Management's Discussion and Analysis, page 13

16. It is not clear why you state that a discussion of past operations would not be indicative of the company's new line of business. We note that your income statement shows approximately $800,000 for fiscal year 2014, and those expenses do not appear to relate to the company's predecessor. Please revise to include a discussion of those expenses or explain in your response why they are not relevant.

Legal Proceedings, page 14

17. Please revise to provide a more robust description of the facts alleged in the complaint as well as the relief sought. Refer to Item 103 of Regulation S-K.

Background Information on each of the new Officers . . ., page 15

18. Please revise to include more specific dates of service or each officer and director, covering at least the last five years. For example, it is not clear what Mr. Dockter's business activities were prior to 2012.

19. On page 17, under Transactions with Related Parties, you describe Todd Gauer and Kevin Wright as officers and directors, yet they are not listed here. Please revise or advise.

Financial Statements - General

20. We note that PureBase Corp. has a different fiscal year end than Port of Call Online. If you intend to adopt the November 30 fiscal year of PureBase, please amend the filing to include the disclosure required by Item 503 of Form 8-K. Also please note the disclosure requirements of Item 304 of Regulation S-K under Item 401 of 8-K for a change in independent accountants, if applicable.

Related Party Transactions, page F-13

21. We note your statement on page F-14 that, "During the year ended November 30, 2014, PureBase acquired the Placer Mining Claims, "USMC 1-50", from Scott Dockter, the Company's Chief Executive Officer, in exchange for 12,708,000 pre-split (29,228,400 post-split)founders' shares of common stock. These mining claims were recorded at the CEO's historical cost basis of $0." In this regard, the issuance of these shares does not appear to be included in your consolidated statement of stockholders' deficit on page F-4 or in your weighted average shares outstanding. Please explain or revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

<u>Via E-mail</u>
cc: Amy Clemens
        Roger D. Linn